UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Name of Registrant)

5 Hamelacha St, Netanya 4250540, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 21, 2025 re: TAT Technologies Ltd. Announcement of a new contract

FOR IMMEDIATE RELEASE

TAT Technologies Expands MRO Partnership with Leading International Cargo
Carrier; 5-Year Contract Valued at $40-55 Million

Agreement expands APU maintenance support for Boeing 737, 757, 767, and Airbus A300 fleets and adds support for Boeing 777 fleets

Netanya, Israel – May 21, 2025 – TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech), a leading provider of innovative products and services for the commercial and defense aviation markets, announced today the signing of a five-year maintenance, repair, and overhaul (MRO) agreement with one of the world’s leading cargo carriers. This agreement is a 5-year extension of an existing contract for APU repairs on the U.S. fleet of 767 and 757 aircraft, now expanded to support the carrier’s global fleet. Additionally, under this extension, TAT will provide repair services for two new APU platforms: B737 and A300. The company was also awarded the 777 APU contract for the next 7 years. The parties are expecting to sign the extension for the 777 APU during May- June 2025. The total value of the contracts (including the awarded but not yet signed contract) is estimated to be between $40 million to $55 million over the next five years.

This significant agreement builds on the strong collaboration between the parties in recent years, culminating in this global fleetwide support contract. It underscores TAT's growing leadership position in the APU MRO market and the company’s commitment to delivering superior service solutions to major aviation customers.

Igal Zamir, President and Chief Executive Officer of TAT Technologies, stated: "We are honored to have won this contract which deepens our relationship with an important international cargo customer. The expansion of our existing contract and the addition of new services to this partnership serves as a powerful testament to the strength of our brand and our proven capabilities in the APU MRO business, delivered through our Piedmont Components Services subsidiary. This important win is further validation of our Customer First initiative and our Customer Partnership strategy, as well as the successful go-to-market strategy for our new APU capabilities.”

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our website: www.tat-technologies.com.

Contact:

Mr. Eran Yunger
Director of IR
Tel: +1-980-451-1115
erany@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements, which include, without limitation, statements regarding the expanded MRO partnership, anticipated timing of signing the extension, and the length of the contract extension. These statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management’s current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: May 21, 2025